

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2022

Fredrik Westin
Chief Financial Officer
Autoliv, Inc.
Klarabergsviadukten 70, Section B7
Box 70381
Stockholm, Sweden SE-107 24

>   **Re: Autoliv, Inc.**
>   **Form 10-K for the Year Ended December 31, 2021**
>   **Filed February 22, 2022**
>   **File No. 001-12933**

Dear Mr. Westin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing